09058068

COMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Cornerstone Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17360 73rd Place North
(No. and Street)

Maple Grove (City) MN (State) 55311-2688 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Eayrs (763)773-9797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______Douglas Eayrs____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______First Cornerstone Capital Advisors, LLC____, as of _____________December 31______________________, 2008______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Douglas A. Eayrs
Signature

President
Title

Susan J. Haida
Notary Public
Minnesota
My Commission Expires January 31, 2010

Susan J. Haida 2/26/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Governors
First Cornerstone Capital Advisors, LLC
Maple Grove, Minnesota

We have audited the accompanying statement of financial condition of First Cornerstone Capital Advisors, LLC (a limited liability company) as of December 31, 2008, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Cornerstone Capital Advisors, LLC (formerly MedVest Capital, LLC) as of December 31, 2007, were audited by other auditors whose report dated February 20, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Cornerstone Capital Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 25, 2009

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CASH	$ 7,623	$ 13,496
OTHER ASSETS	2,882	3,728
PROPERTY AND EQUIPMENT, NET	-	362
TOTAL ASSETS	$ 10,505	$ 17,586

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
ACCOUNTS PAYABLE	$ 156	$ 1,312
MEMBERS' EQUITY		
Members' equity	11,249	16,274
Contribution receivable	(900)	-
Total Members' Equity	10,349	16,274
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 10,505	$ 17,586

See accompanying notes to financial statements.

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES	$ -	$ 77,170
OPERATING EXPENSES	14,067	24,138
OPERATING INCOME (LOSS)	(14,067)	53,032
OTHER INCOME	42	36,142
NET INCOME (LOSS)	$ (14,025)	$ 89,174

See accompanying notes to financial statements.

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF MEMBERS' EQUITY
Years Ended December 31, 2008 and 2007

	Members' Equity	Contribution Receivable	Total Members' Equity
BALANCE, December 31, 2006	$ 12,700	$ -	$ 12,700
2007 net income	89,174	-	89,174
Member contributions	11,000	-	11,000
Member distributions	(96,600)	-	(96,600)
BALANCE, December 31, 2007	16,274	-	16,274
2008 net loss	(14,025)	-	(14,025)
Member contributions	9,000	(900)	8,100
BALANCE, December 31, 2008	$ 11,249	$ (900)	$ 10,349

See accompanying notes to financial statements.

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (14,025)	$ 89,174
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	362	437
Changes in operating assets and liabilities:		
Commissions receivable	-	1,500
Other assets	846	(1,236)
Accounts payable	(1,156)	986
Net Cash Flows from Operating Activities	(13,973)	90,861
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members	8,100	11,000
Distributions to members	-	(96,600)
Net Cash Flows from Financing Activities	8,100	(85,600)
Net Change in Cash	(5,873)	5,261
CASH - Beginning of Year	13,496	8,235
CASH - END OF YEAR	$ 7,623	$ 13,496
Noncash investing and financing activities		
Capital contribution due from member	$ 900	$ -

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

First Cornerstone Capital Advisors, LLC (the Company), formerly MedVest Capital, LLC, provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year.

Commissions Receivable

Commissions receivables are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid commissions receivables are unsecured and not charged a monthly service fee when past due.

Commissions receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all commissions receivable balances and determines the appropriate course of action on a delinquent account.

The Company had no commissions receivable at December 31, 2008 and 2007.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization are provided for using the straight-line method over estimated useful lives ranging from three to five years. Maintenance, repairs and minor renewals are expensed when incurred.

Revenue Recognition

The Company earns revenue through retainer and consulting fees.

Retainer fees: New clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods vary in length. Retainer fees are considered earned as the specific services are performed or when collected if after performance is complete.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as services are performed under the terms of its agreement with the client.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is a pass through entity for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the members' income tax returns and the applicable income taxes, if any, are paid by the members.

Concentration of Credit Risk

As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

For comparability, certain 2007 amounts have been reclassified to conform with classifications adopted in 2008. The reclassification did not effect members' equity or net income for the year ended December 31, 2007.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $7,467 and $12,184 which was $2,467 and $7,184 in excess of its required net capital of $5,000. The Company's net capital ratio was .02 to 1 and .11 to 1 at December 31, 2008 and 2007.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2008 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31:

	2008	2007
Equipment and software	$ 1,310	$ 1,310
Less accumulated depreciation and amortization	(1,310)	(948)
	$ -	$ 362

Depreciation and amortization expense was $362 and $437 for the years ended December 31, 2008 and 2007.

NOTE 4 - Related Party Transactions

The Company leased office space from its members on a month to month lease. The rent was $500 per month. On May 31, 2008, the Company terminated the lease arrangement with the members due to a change in ownership of the LLC. Total rent expense was $2,500 and $6,000 for the years ended December 31, 2008 and 2007.

During December 2008, the Company received a contribution of $4,500 from its members. The Company allocated the contribution proportionately to its members and one member had not made its portion of the contribution as of December 31, 2008. The Company recorded a receivable due from the member in the amount of $900, which is presented as on offset to members' equity.

NOTE 5 - Pending Sale of the Company

On April 4, 2008, the existing members entered into a purchase agreement for the sale of the outstanding units. The purchase agreement notes two separate closings. During the initial closing in 2008, 20% of the member units were transferred. The final closing for the remainder of the member units is expected to occur the later of March 31, 2009 or 120 days following Financial Industry Regulatory Authority (FINRA) approval.

SUPPLEMENTAL INFORMATION

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

COMPUTATION OF NET CAPITAL

Members' equity	$ 10,349
Deductions and/or charges:	
Non-allowable assets:	
Other assets	2,882
Net capital before haircuts on securities positions	7,467
Haircuts on securities positions	-
Net capital	$ 7,467

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 156

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 2,467
Excess net capital at 1,000 percent	$ 7,451
Ratio: Aggregate indebtedness to net capital	.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2008	$ 7,467
Audit adjustments	-
Net capital per above	$ 7,467

Virchow Krause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
First Cornerstone Capital Advisors, LLC
Maple Grove, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First Cornerstone Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 25, 2009

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

Maple Grove, Minnesota

December 31, 2008 and 2007

FINANCIAL STATEMENTS

Including Independent Auditors' Report